GLOBAL PHARM HOLDNGS GROUP, INC.
25/F New World Center, No. 6009 Yitian Road
Futian District, Shenzhen, PRC 518026

June 27, 2011

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Tia Jenkins, Senior Assistant Chief Accountant

Re:	Global Pharm Holdings Group, Inc. (the “Company”) Form 10-Q for Fiscal Quarter Ended March 31, 2011 Filed May 16, 2011 Form 8-K Filed June 2, 2011 File No. 333-152286

Dear Ms. Jenkins:

We are responding to your comments contained in the Staff letter, dated June 15, 2011, addressed to Mr. Yunlu Yin, the Company’s Chief Executive Officer, with respect to the Company’s Form 10-Q for the Fiscal Quarter Ended March 31, 2011 filed on May 16, 2011 (the “2011 First Quarter Form 10-Q”), and Form 8-K filed on June 2, 2011, with the Securities and Exchange Commission (the “Commission” or the “SEC”).

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 10-Q for Fiscal Quarter Ended March 31, 2011
Item 4.  Controls and Procedures
Disclosure Controls and Procedures, page 23

1.           We note your conclusion that the effectiveness of your disclosure controls and procedures changed from not effective at December 31, 2010 to effective at March 31, 2011. Please provide a complete explanation under this heading of the reasons for this change. The referenced discussion does not appear to provide a sufficient basis for the changed conclusion.

Response:

During and subsequent to the period ended March 31, 2011, under the supervision and with the participation of the Company’s management, including its principal executive officer and principal financial officer, the Company conducted an evaluation of its disclosure controls and procedures that were in effect at the end of such period using the framework set forth in the report entitled Internal Control—Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of the Company’s internal control over financial reporting.  Management concluded that each of the five essential control elements as outlined in COSO’s framework–namely (i) Control Environment, (ii) Risk Assessment, (iii) Control Activities, (iv) Information and Communication and (v) Monitoring of Controls–were in existence and functioned effectively, as illustrated below, and that the disclosure controls and procedures were effective for the period ended March 31, 2011.

As discussed under “Management’s Remediation Initiatives” in the 2011 First Quarter Form 10-Q, the Company’s management identified the following material weakness in its Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”) filed with the Commission on April 13, 2011:

●           “The Company did not have appropriate policies and procedures in place to identify and give disclosures relating to the basis for applying the reverse acquisition accounting to the Company’s acquisitions of three PRC operating subsidiaries pursuant to an Earn-In Agreement, as thereafter amended, and to properly accrue for dividends declared by the PRC operating company prior to the Earn-In Agreement and properly recognize certain transactions. Therefore, the Company was not able to effectively identify all necessary and appropriate disclosures and to effectively capture all financial data for the purposes of preparing its financial statements in accordance with U.S. GAAP.”

The material weakness identified in the 2010 Form 10-K as of December 31, 2010 was the result of a transaction in conjuction with the reverse merger , which had not occurred prior thereto, nor have any such activities been identified on an ongoing day-to-day basis thereafter.  Subsequent to the year ended December 31, 2010, following the identification of the material weakness, the Company’s management has established financial reporting policies and procedures to facilitate the effective identification and capture of complex and significant transactions (similar to the isolated transaction described above, in which lack of proper financial reporting policies and procedures had resulted in a material weakness at December 31, 2010).  Based on the Company’s current financial reporting policies and procedures (as further described below), the Company does not anticipate that such a similar material weakness will occur on a going-forward basis.

As discussed under “Management’s Remediation Initiatives” in the 2011 First Quarter Form 10-Q, the Company has instituted the following remediation initiatives:

●           formed an Audit Committee in February 2011, chaired by an accounting expert with adequate knowledge and experience in U.S. GAAP and SEC reporting requirements, to advise the management on matters relating to the Company’s internal control over financial reporting.

●           engaged an internal control expert in February 2011 with eight years of audit experience (including five years of “Big Four” accounting firm experience focused primarily on internal control audit issues) to assist management in evaluating complex accounting issues on an as-needed basis, and to ensure proper disclosure and reporting is made in a timely manner.

As discussed below, the Company has concluded that each of the five essential control elements, as outlined in COSO’s framework, were in existence and functioned effectively for the period ended March 31, 2011:

1.  Control Environment.  The remediation measures that have been initiated have now become part of the fundamental structure of the Company’s internal control systems and, in the management’s opinion, have effectively strengthened the control environment in relation to financial reporting.

2.  Risk Assessment.  The Company’s management identifies and analyzes the economic, industrial, regulatory and operating risks, and all such risks are thereafter reported as Risk Factors in the Company’s applicable periodic reports. Commencing with the first quarter in 2011, such risk assessment is conducted on a quarterly rather than an annual basis.

3.  Control Activities. The Company’s policies, procedures and practices (its key control activities) are currently in place and management’s objectives are achieved and risk mitigation strategies are carried out. The control activities on disclosure as part of financial reporting include: approvals, authorizations, verifications, reconciliations, reviews of operating performance, safeguarding of assets, record-keeping, management reviews, segregation of duties and similar activities, to ensure that significant financial data and transactions are completely and accurately disclosed. For the 2011 First Quarter Form 10-Q, the Company utilized three checklists during its financial reporting, namely: the MD&A Checklist, the SEC Disclosure Checklist and the U.S. GAAP Detailed Disclosure Checklist. In preparing the 2010 Form 10-K with respect to financial reporting,  these checklists had been primarily used on a broader form-completion basis due to time constraints. To improve the Company’s financial reporting subsequent to the above-referenced material weakness that occurred in 2010, significantly more time was expended in utilizing these checklists in the first quarter of 2011 to ensure that each significant transaction that may have occurred during the applicable period would be properly identified and disclosed.

The Company consults our legal counsel and internal control expert extensively on matters relating to SEC and U.S. GAAP regulations, as well as Company procedure and actual practice to ensure the compliance, and effective identification and disclosure of all significant data and events.

4.  Information and Communication.  The Company has improved communication procedures on a hierarchical and lower-end basis, including cross-communication throughout various groups, during the first quarter of 2011, by which control responsibilities are communicated to the employees and information flow is provided to management on a timely basis, permitting individuals the ability to carry out their duties effectively and efficiently, including identifying, reporting and disclosing significant transactions.

5.  Monitoring of Controls. The Company’s disclosure controls are monitored on an ongoing basis, including periodic review of the controls and disclosures by management, and review by the independent directors and governance committees. As part of the Company’s continuing efforts to strengthen its internal control over financial reporting, monitoring activities were improved (as described above) during the first quarter of 2011 as compared to 2010.

As discussed above, the Company believes the disclosure controls were effective and efficient as of March 31, 2011.

Changes in Internal Controls over Financial Reporting, page 24

2.           We note your disclosure that there was no change in your internal control over financial reporting during the period ended March 31, 2011. This disclosure does not appear to be consistent with your disclosure that you formed an audit committee in February 2011.  Please revise your disclosure regarding changes in your internal controls over financial reporting during the period ended March 31, 2011 for consistency.

Response:

We will amend the 2011 First Quarter 10-Q, and we propose the additional following disclosure (as highlighted by the underlined portions below) in Item 4 (Controls and Procedures), “Changes in Internal Control over Financial Reporting”:

Changes in Internal Control over Financial Reporting

Other than the remediation measures as described above, there was no change in our internal control over financial reporting during the period ended March 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Form 8-K filed June 2, 2011

3.           We note you acquired Tai’an Senlin and Zibo Hongmao. Tell us whether either or both of these acquired companies were significant as contemplated by Rule 1-02(w) of Regulation S-X, and if so, revise the Form 8-K to indicate when you will file financial statements of these companies. Refer to Rule 3-05 of Regulation S-X also. Also tell us whether either or both of these acquisitions were probable at the time the Form 8-K reporting the merger was filed.

Response:

As reported in the Current Report on Form 8-K filed June 2, 2011 with the Commission, the Company, through its subsidiaries, acquired 100% equity interests of Tai’an Senlin Pharmaceutical Co., Ltd. (“Tai’an Senlin”) and Zibo Hongmao Pharmaceutical Sales Co., Ltd. (“Zibo Hongmao”) on May 31, 2011. The Company determined that neither Tai’an Senlin nor Zibo Hongmao was significant as contemplated by Rule 1-02(w) of Regulation S-X.

As of the end of 2010 (the Company’s most recently completed fiscal year), the Company’s aquisitions did not meet any of the conditions of a “significant subsidiary” as outlined in Rule 1-02(w) of Regulation S-X as follows:

As of the fiscal year ended December 31, 2010:
USD	Global Pharm	Tai'An Senlin	Zibo Hongmao
Total assets	43,177,453	317,127	1,830,419
Income before income tax	15,933,346	(604)	(10,651)
Investments	43,177,453	1,061,927	1,213,631

Significance Test
	Asset test	Income test	Investment test
Tai'An Senlin	0.73%	0.00%	2.46%
Zibo Hongmao	4.24%	0.07%	2.81%
Total	4.97%	0.07%	5.27%

Pursuant to Rule 3-05(b)(2)(i) of Regulation S-X, none of the conditions specified in the definition of a “significant subsidiary” in Rule 1-02(w) (as outlined above) exceed 20%; therefore, no financial statements are required under Rule 3-05(b)(2)(i).

The acquisitions of both Tai’An Senlin and Zibo Hongmao occured on May 31, 2011 and therefore had already been completed at the time the Form 8-K was filed on June 2, 2011.

* * * * *

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Yunlu Yin
Yunlu Yin
Chief Executive Officer